Exhibit 99.3
CERTIFICATION

Form 52-109F2
Certification of Interim Filings
Full Certificate

I, Beena Goldenberg, Chief Executive Officer of Organigram Holdings Inc., certify the following:

1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of Organigram Holdings Inc. (the "issuer") for the interim period ended November 30, 2022.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a) designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Internal Control - Integrated Framework (COSO Framework 2013) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2 ICFR - material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a) a description of the material weakness;

(b) the impact of the material weakness on the issuer's financial reporting and its ICFR; and

(c) the issuer's current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3 Limitation on scope of design: The issuer has disclosed in its interim MD&A

1.the fact that the issuer's other certifying officer(s) and I have limited the scope of our design of DC&P and ICFR to exclude controls, policies and procedures of
i.a proportionately consolidated entity in which the issuer has an interest;
ii.a special purpose entity in which the issuer has an interest; or
iii.a business that the issuer acquired not more than 365 days before the last day covered by the period of the     interim filings; and

2. summary financial information about the proportionately consolidated entity, special purpose entity, or business that the issuer acquired that has been proportionately consolidated or consolidated in the issuer's financial statements.

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on September 1, 2022 and ended on November 30, 2022 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

Date: January 12, 2023

/s/ Beena Goldenberg
Beena Goldenberg
Chief Executive Officer